VIA EDGAR AND OVERNIGHT DELIVERY

May 9, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:	Humana Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-05975

Dear Mr. Rosenberg:

            Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter (the “Comment Letter”) dated April 26, 2012, with respect to the Company’s Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”). To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

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Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 17

Comment 1.

On page 22 you state that you expect to account for revenues under the new TRICARE South contract, which is effective April 1, 2012, net of estimated health care costs similar to an administrative services fee only agreement. This is in contrast to your accounting for the current contract in which you allocated the consideration to the various components of the contract based on the relative fair value of the components, resulting in revenue that consisted of insurance premiums, healthcare services and administrative services. Please provide us with an analysis of your expected revenue recognition for this contract and explain what changes were made from the previous contract that are causing the change in revenue recognition.

Response 1.

We began delivering services under the new TRICARE South Region contract (the new contract) on April 1, 2012. Our previous TRICARE South Region contract (the previous contract) expired on March 31, 2012. As discussed in our response herein, while we determined that both the new contract and our previous contract were services contracts within the scope of ASC 605-10, Revenue Recognition, they are significantly different economically with distinct contractual terms that result in different revenue recognition conclusions, primarily with respect to the gross versus net presentation of arrangement consideration as revenue.

Humana Inc. - Letter to the
Securities and Exchange Commission
May 9, 2012

With respect to revenue recognition, we evaluated both the new contract and the previous contract first under ASC 605-25, Revenue Recognition - Multiple-Element Arrangements, and then under ASC 605-45, Revenue Recognition - Principal Agent Considerations.

We determined that the new contract is similar to an administrative services only arrangement. Under the new contract, we perform administrative services for the federal government including offering access to our provider networks and clinical programs, claim processing, customer service, enrollment, and other services while the federal government retains all of the risk of the cost of health benefits. Pursuant to ASC 605-10, administrative service fees will be recognized as services are performed. With respect to ASC 605-25, we determined that all of the individual deliverables in the arrangement commence concurrently and are delivered consistently over the contract period and as such, we have not allocated arrangement consideration to each separate unit of account.

We also evaluated the new contract under ASC 605-45 to determine whether to present the entire amount of arrangement consideration from the federal government, including the reimbursement for health care costs, as revenue and the amount paid to providers as a cost or to present the net amount as revenue. We have concluded that net revenue presentation is appropriate for the new contract as, based on our judgment, we believe we are acting in an agent capacity in the arrangement for medical services, not as the principal. None of the indicators of gross versus net reporting described below were considered individually determinative or even presumptive, but rather the strength of each indicator was considered (placing the greatest weight on those indicators marked with an asterisk).

We identified the following indicators which favor net reporting.

•
The health care provider is the primary obligor in the arrangement – The health care provider is responsible for providing medical services to the beneficiaries. We do not provide the medical services.

•
We do not have general inventory risk – We are not at risk for any portion of the health care costs. The federal government retains all of the risk. We are obligated to compensate providers for health care services performed but we only assume credit risk as described below.

•	The amount we earn is fixed – Our administrative fees for services under the contract are fixed and are not tied to the underlying health care costs.

•
We do not determine the service specifications – Services provided to beneficiaries under the contract are determined by the health care provider as allowed under the TRICARE plan design established by the federal government.

Humana Inc. - Letter to the
Securities and Exchange Commission
May 9, 2012

•
We do not change the nature of the health care services provided or perform part of the service – Medical care is delivered by the health care provider and they have the ability to change the nature of the service.

•	We do not have full discretion in supplier selection – While we establish the provider network, beneficiaries choose health care providers. They may choose in or out-of-network providers.

We identified the following indicators described in ASC 605-45 which favor gross reporting.

•
We have latitude in establishing price for the service – While maximum prices for services performed by health care providers are governed by rates approved and set by the Department of Defense, or DoD, we have the ability to further negotiate prices with health care providers that may yield a reduction in health care costs under the terms of the contract.

•
We have credit risk – We must pay providers and seek reimbursement from the DoD. We did not deem the credit risk significant since the customer is the federal government. The provision of services by the providers simultaneously results in an obligation to us by the DoD and the length of time that lapses between us remitting payment to the provider and receiving reimbursement from the federal government is limited to a few days.

On balance, we determined that the indicators favoring net reporting outweighed the indicators favoring gross reporting. As such, we will account for revenues under the new contract net of estimated health care costs similar to an administrative services fee arrangement.

We performed a similar evaluation of our previous contract that expired on March 31, 2012 when we were originally awarded that contract. Pursuant to ASC 605-25, revenues associated with the separate units of account under the previous contract consisted generally of (1) an insurance premium for assuming underwriting risk for the cost of health care services delivered to beneficiaries, termed the “underwriting fee” in that contract; (2) health care services provided to beneficiaries which were in turn reimbursed by the federal government; and (3) administrative services fees related to claim processing, customer service, enrollment, and other services. Our new contract does not include a fee for assuming underwriting risk, only administrative services fees.

Under ASC 605-45, based on the terms of the previous contract and the related indicators of gross versus net reporting, we concluded that revenues under the previous contract should be presented on a gross basis, inclusive of health care costs. Unlike the new contract, the terms of the previous contract provided a financial interest in the underlying health care cost. We shared the risk with the federal government for the cost of health benefits in our previous contract, earning more revenue or incurring additional cost based on the variance of the actual health care cost versus a target health care cost negotiated annually. Further, the underwriting fee under the previous contract varied based on this target underlying health care cost.

Humana Inc. - Letter to the
Securities and Exchange Commission
May 9, 2012

Our evaluation of inventory risk and the determination of our fee were the key gross versus net indicators that differed under the previous and new contracts. We assumed inventory risk in the previous contract because we shared the risk with the federal government for the cost of health benefits. There are no provisions to share the risk with the federal government associated with the cost of health benefits under the new contract. The fee under the previous contract was tied to the underlying health care cost. The fee under the new contract is fixed. In our evaluation of the previous contract, the weighting of (1) our assumption of inventory risk and (2) the variable fee tied to the underlying health care costs, together with the unchanged indicators of credit risk and latitude in establishing price for the service resulted in a conclusion that favored gross accounting for the previous contract.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue Recognition, page 73

 Comment 2.

You state that beginning January 1, 2011, revenue is recorded net of estimated rebates to policyholders under the minimum benefit ratios required under the Health Insurance Reform Legislation. Please provide us proposed disclosure to be included herein in future periodic reports that discloses the amount of these rebates recorded to revenue. Also, provide us proposed disclosure to be included in your financial statements of future periodic reports describing how you determine the amount of these rebates and your accounting policy for recording them.

Response 2.

For the year ended December 31, 2011, we accrued approximately $103 million in estimated rebates payable to policyholders as a reduction of premiums revenue. This represented less than 0.5% of total premiums revenue of $35.1 billion for the year ended December 31, 2011 and less than 2% of current liabilities of $6.1 billion at December 31, 2011. We did not disclose the amount of accrued rebates in our 2011 Form 10-K given that the amount was not material to our results of operations or financial position. Further, the level of rebates is determined by our pricing actions and is not by itself reflective of an economic activity. We have made certain strategic decisions regarding pricing, marketing, and operating cost reductions that we believe will continue to result in rebate accruals that will not be material to our results of operations or financial position for the year ending December 31, 2012. To the extent policyholder rebates or related changes in estimate are material in the future, we will include the amount of such rebates recorded as a reduction of premiums revenue, or the amount of the change in estimate, in our disclosures in future periodic reports as applicable.

We will make the following revisions to our critical accounting policy and financial statement disclosures in future Form 10-K filings, beginning with our December 31, 2012 Form 10-K. We believe this additional disclosure would address the matters raised by the Staff regarding our determination of policyholder rebates and our accounting policy for recording them. We will revise the first paragraph on page 74 of our 2011 Form 10-K as follows, and make conforming revisions to

Humana Inc. - Letter to the
Securities and Exchange Commission
May 9, 2012

the second paragraph under Premiums Revenue on page 89 of our 2011 Form 10-K, in future Form 10-K filings:

“Premiums revenue and administrative services only, or ASO, fees are estimated by multiplying the membership covered under the various contracts by the contractual rates. In addition, we adjust revenues for estimated changes in an employer’s enrollment and individuals that ultimately may fail to pay, and beginning January 1, 2011, for estimated rebates to policyholders under the minimum benefit ratios required under the Health Insurance Reform Legislation. We estimate these policyholder rebates by projecting calendar year minimum benefit ratios for the individual, small group, and large group markets, as defined by the Health Insurance Reform Legislation using a methodology prescribed by the Department of Health and Human Services, separately by state and legal entity. Estimated calendar year rebates recognized ratably during the year are revised each period to reflect current experience. Enrollment changes not yet processed or not yet reported by an employer group or the government, also known as retroactive membership adjustments, are estimated based on available data and historical trends. We routinely monitor the collectibility of specific accounts, the aging of receivables, historical retroactivity trends, estimated rebates, as well as prevailing and anticipated economic conditions, and reflect any required adjustments in the current period’s revenue.”

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            In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921, or James H. Bloem, our Senior Vice President and Chief Financial Officer, at (502) 580-1599.

Very truly yours,

 /s/   Steven E. McCulley

Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	James Peklenk
Joel Parker